UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Fundrise Real Estate Investment Trust, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11140

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our Offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to acquire and manage a diversified portfolio of real estate debt investments, commercial real estate-related debt securities and commercial real estate equity investments. Operations commenced on December 5, 2015. The Company has one reportable segment consisting of investments in real estate. In this Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, invest in and manage a diversified portfolio of real estate debt investments. We expect to use substantially all of the net proceeds from our Offerings to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans) and investments in real estate (through majority-owned subsidiaries with rights to receive preferred economic returns and real property investments structured with fixed income characteristics). We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), and other real estate-related assets. We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ contributions.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in common shares in our Offerings in any rolling twelve month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2020 and 2019, we had raised total gross offering proceeds of approximately $170.3 million and $138.3 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties) and had settled subscriptions in our Offering and private placements for an aggregate of approximately 17,018,000 and 13,831,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2020, approximately $16.8 million of our previously qualified common shares remained available for sale to the public under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted at the end of each fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2016	$9.91	Form 1-U
September 30, 2016	$9.92	Form 1-U
December 31, 2016	$9.88	Form 1-U
March 31, 2017	$9.84	Form 1-U
June 30, 2017	$9.82	Form 1-U
September 30, 2017	$9.80	Form 1-U
December 31, 2017	$9.81	Form 1-U
March 31, 2018	$9.86	Form 1-U
June 30, 2018	$9.88	Form 1-U
September 30, 2018	$9.89	Form 1-U
December 31, 2018	$9.91	Form 1-U
March 31, 2019	$9.96	Form 1-U
June 30, 2019	$9.97	Form 1-U
October 1, 2019	$9.98	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$9.98	Form 1-U
June 30, 2020	$10.04	Form 1-U
September 30, 2020	$10.05	Form 1-U
December 31, 2020	$10.03	Form 1-U
March 31, 2021	$10.04	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

When calculated on a tax basis, all distributions were made 100% from ordinary income and there was no return of capital for the year ended December 31, 2020.

On April 12, 2016, we paid our first distribution to shareholders for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from January 1, 2016 through April 30, 2021, as shown in the table below. Linked in the table is the relevant Form 1-U detailing each distribution.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2016 – 03/31/2016	$0.0012205045		12/31/2015	04/12/2016	4.45%
04/01/2016 – 04/30/2016	$0.0027397254		03/30/2016	07/13/2016	10.00%		Form 1-U
05/01/2016 – 06/30/2016	$0.0027397260		04/20/2016	07/13/2016	10.00%		Form 1-U
07/01/2016 – 09/30/2016	$0.0030136986		06/08/2016	10/13/2016	11.00%		Form 1-U
10/01/2016 – 12/31/2016	$0.0030821918		09/16/2016	01/13/2017	11.25%		Form 1-U
01/01/2017 – 03/31/2017	$0.0028767123		12/31/2016	04/12/2017	10.50%		Form 1-U
04/01/2017 – 06/30/2017	$0.0028767123		03/21/2017	07/13/2017	10.50%		Form 1-U
07/01/2017 – 09/30/2017	$0.0028767123		06/26/2017	10/09/2017	10.50%		Form 1-U
10/01/2017 – 12/31/2017	$0.0027397260		09/28/2017	01/09/2018	10.00%		Form 1-U
01/01/2018 – 01/31/2018	$0.0016438360		12/22/2017	04/11/2018	6.00%		Form 1-U
02/01/2018 – 02/28/2018	$0.0021917808		01/26/2018	04/11/2018	8.00%		Form 1-U
03/01/2018 – 03/31/2018	$0.0021917808		02/27/2018	04/11/2018	8.00%		Form 1-U
04/01/2018 – 04/30/2018	$0.0021917808		03/28/2018	07/09/2018	8.00%		Form 1-U
05/01/2018 – 05/31/2018	$0.0021917808		04/30/2018	07/09/2018	8.00%		Form 1-U
06/01/2018 – 06/30/2018	$0.0022602740		05/29/2018	07/09/2018	8.25%		Form 1-U
07/01/2018 – 07/31/2018	$0.0023287671		06/28/2018	10/08/2018	8.50%		Form 1-U
08/01/2018 – 08/31/2018	$0.0023287671		07/27/2018	10/08/2018	8.50%		Form 1-U
09/01/2018 – 09/30/2018	$0.0023287671		08/24/2018	10/08/2018	8.50%		Form 1-U
10/01/2018 – 10/31/2018	$0.0023287671		09/26/2018	01/07/2019	8.50%		Form 1-U
11/01/2018 – 11/30/2018	$0.0022602740		10/29/2018	01/07/2019	8.25%		Form 1-U
12/01/2018 – 12/31/2018	$0.0022602740		11/29/2018	01/07/2019	8.25%		Form 1-U
01/01/2019 – 01/31/2019	$0.0021917808		12/27/2018	04/10/2019	8.00%		Form 1-U
02/01/2019 – 02/28/2019	$0.0021917808		01/30/2019	04/10/2019	8.00%		Form 1-U
03/01/2019 – 03/31/2019	$0.0021917808		02/28/2019	04/10/2019	8.00%		Form 1-U
04/01/2019 – 04/30/2019	$0.0021917808		03/28/2019	07/11/2019	8.00%		Form 1-U
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019	7.00%		Form 1-U
06/01/2019 – 06/30/2019	$0.0020547945		05/30/2019	07/11/2019	7.50%		Form 1-U
07/01/2019 – 07/31/2019	$0.0020547945		06/28/2019	10/09/2019	7.50%		Form 1-U
08/01/2019 – 08/31/2019	$0.0016438356		07/30/2019	10/09/2019	6.00%		Form 1-U
09/01/2019 – 10/01/2019	$0.0021232877		08/29/2019	10/09/2019	7.75%		Form 1-U
10/02/2019 – 10/31/2019	$0.0020547945		10/01/2019	01/13/2020	7.50%		Form 1-U
11/01/2019 – 11/30/2019	$0.0024657534		10/31/2019	01/13/2020	9.00%		Form 1-U
12/01/2019 – 12/31/2019	$0.0026027397		11/26/2019	01/13/2020	9.50%		Form 1-U
01/01/2020 – 01/31/2020	$0.0024657534		12/23/2019	04/09/2020	9.00%		Form 1-U
02/01/2020 – 02/29/2020	$0.0024657534		01/29/2020	04/09/2020	9.00%		Form 1-U
03/01/2020 – 03/31/2020	$0.0020547945		02/26/2020	04/09/2020	7.50%		Form 1-U
04/01/2020 – 04/30/2020	$0.0019178082		03/30/2020	07/09/2020	7.00%		Form 1-U
05/01/2020 – 05/31/2020	$0.0017808219		04/29/2020	07/09/2020	6.50%		Form 1-U
06/01/2020 – 06/30/2020	$0.0017808219		05/27/2020	07/09/2020	6.50%		Form 1-U
07/01/2020 – 07/31/2020	$0.0017808219		06/29/2020	10/08/2020	6.50%		Form 1-U
08/01/2020 – 08/31/2020	$0.0020547945		07/30/2020	10/08/2020	7.50%		Form 1-U
09/01/2020 – 10/01/2020	$0.0019178082		08/28/2020	10/08/2020	7.00%		Form 1-U
10/02/2020 – 10/31/2020	$0.0019178082		10/01/2020	01/12/2021	7.00%		Form 1-U
11/01/2020 – 11/30/2020	$0.0017808219		10/29/2020	01/12/2021	6.50%		Form 1-U
12/01/2020 – 12/31/2020	$0.0017808219		11/25/2020	01/12/2021	6.50%		Form 1-U
01/01/2021 – 01/31/2021	$0.0013698630		12/29/2020	04/13/2021	5.00%		Form 1-U
02/01/2021 – 02/28/2021	$0.0011643836		01/28/2021	04/13/2021	4.25%		Form 1-U
03/01/2021 – 03/31/2021	$0.0016438356		02/25/2021	04/13/2021	6.00%		Form 1-U
04/01/2021 – 04/30/2021	$0.0010958904		03/30/2021	07/21/2021	4.00%		Form 1-U
Weighted Average	$0.0022736617	(3)	-	-	8.30	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through April 30, 2021.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, our redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of January 1, 2020, we have adopted revisions to our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, and combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased by approximately $2.5 million on the balance sheets from December 31, 2019 to December 31, 2020.

As of December 31, 2020, approximately 2,664,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. If indicators of impairment are present, we evaluate the net undiscounted cash flows estimated to be generated by those assets compared to the asset’s carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions which require us to make judgments, including annual and residual cash flows and our estimated holding period for each asset. Such assumptions could be affected by future economic and market conditions. If such carrying value is in excess of the estimated undiscounted cash flows of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. The estimated fair value is based on our estimation of expected future cash flows discounted at the effective interest rate which involves a high degree of judgment. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment at least annually, or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. The Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies, in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Results of Operations

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering (not including the $200,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the years ended December 31, 2020 and 2019, we had total net income of approximately $9.2 million and $8.3 million, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2020 and 2019, we earned interest revenue of approximately $11.5 million and $9.0 million, respectively, from our investments. The increase in interest revenue is primarily attributable to the continuance of our Offering, and therefore having more capital to deploy in real estate debt investments that earn interest revenue.

Other Revenue

For the years ended December 31, 2020 and 2019, we earned other revenue of approximately $548,000 and $400,000, respectively. The increase in other revenue was primarily related to more extension fees earned on our real estate debt investments compared to the prior year.

Expenses

Asset Management and Other Fees – Related Party

For the years ended December 31, 2020 and 2019, we incurred asset management fees of approximately $1.1 million and $894,000, respectively. The increase in asset management fees is attributable to an increase in our NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The increase in NAV is primarily due to an increase in capital raised through our Offering.

General and Administrative Expenses

For the years ended December 31, 2020 and 2019, we incurred general and administrative expenses of approximately $265,000 and $255,000, respectively, which included auditing and professional fees, bank fees, legal fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business.

Other Income (Expense)

Credit Losses

For the years ended December 31, 2020 and 2019, we incurred credit losses of approximately $1.4 million and $54,000, respectively. The increase is due to the impairment of two non-performing assets during the year ended December 31, 2020. See Note 4, Real Estate Debt Investments, net in our financial statements for further detail.

Our Investments

As of December 31, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)		Overview (Form 1-U)
New York Senior Loan*(15)	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	--	80.0%		Initial	Update
CPG Senior Loan(7)	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	--	60.0%		Initial	Update
Clermont Senior Loan*(20)	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	--		Initial	Update
Fairmount Senior Loan(8)	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	--	82.0	%(6)	Initial	Update
Ascent Senior Loan(14)	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	--	80.6%		Initial	Update
Van Nuys Senior Loan(11)	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	--	72.6%		Initial	Update
Continuum Mateo Senior Loan*(10)	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	--	75.0%		Initial	Update
Stradella Court Senior Loan(9)	Los Angeles, CA	Land	09/14/2016	8.5%	08/24/2017	$1,760,000	--	62.0%		Initial	N/A
Otsego Homes Senior Loan(12)	Los Angeles, CA	Land	01/10/2017	9.0%	06/26/2018	$2,460,000	--	71.0%		Initial	Update
Gramercy Homes Senior Loan*(16)(21)	Los Angeles, CA	Land	05/01/2017	7.6%	01/01/2020	$10,750,000	78.2%	72.0%		Initial	Update 1 Update 2 Update 3 Update 4
Melrose Senior Loan*(13)	Los Angeles, CA	Land	05/31/2017	11.0%	10/16/2017	$1,588,019	48.0%	--		Initial	N/A
Pacer Hollywood Senior Loan*(18)	Los Angeles, CA	Land	11/02/2017	10.0%	05/02/2018	$5,985,000	86.0%	84.0%		Initial	Update
Huron River Senior Loan*(22)	Ann Arbor, MI	Multifamily	03/30/2018	7.5%	03/29/2020	$4,900,000	79.0%	81.7%		Initial	Update
Kenmore J.C. Senior Loan*(23)	Los Angeles, CA	Land	05/21/2018	10.3%	05/21/2020	$12,770,000	75.0%	72.2%		Initial	Update
1923 9th St NW Senior Loan*	Washington, DC	Land	06/04/2018	9.8%	06/04/2020	$6,630,000	83.9%	86.1%		Initial	N/A
HLC-LP Oakwood Senior Loan*(19)	Los Angeles, CA	Land	06/15/2018	10.0%	06/15/2019	$2,500,000	73.5%	--		Initial	Update
AmeriPacific Eagle Rock Senior Loan*	Los Angeles, CA	Land	08/09/2018	10.0%	02/09/2020	$3,100,000	87.1%	87.1%		Initial	N/A
RKD 2111 Pacific Senior Loan, A note*	San Pedro, CA	Land	08/23/2018	9.5%	08/23/2020	$1,400,000	94.1%	94.1%		Initial	N/A
RKD 2111 Pacific Senior Loan, B note*(17)	San Pedro, CA	Land	08/23/2018	21.0%	02/23/2019	$200,000	94.1%	94.1%		Initial	N/A
CCA Fletcher Senior Loan*	Los Angeles, CA	Land	11/02/2018	9.7%	05/02/2020	$5,000,000	76.9%	87.0%		Initial	Update
TTLC El Sereno Senior Loan*	Los Angeles, CA	Land	06/14/2019	9.5%	06/14/2020	$6,500,000	70.8%	--		Initial	N/A
Station East Loan*	Union City, CA	Land	09/03/2019	9.5%	09/03/2021	$28,000,000	83.3%	64.1%		Initial	N/A

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On June 14, 2016, the entirety of the CPG Senior Loan was paid off and is no longer outstanding.
(8)	On January 19, 2017, the Fairmount Senior Loan was paid off and is no longer outstanding.
(9)	On April 5, 2017, the Stradella Court Senior Loan was paid off and is no longer outstanding.
(10)	On September 20, 2017, the Continuum Mateo Senior Loan was paid off and is no longer outstanding.
(11)	On December 22, 2017, the Van Nuys Senior Loan was paid off and is no longer outstanding.
(12)	On January 5, 2018, the Otsego Homes Senior Loan was paid off and is no longer outstanding.
(13)	On March 5, 2018, the Melrose Senior Loan was paid off and is no longer outstanding.
(14)	On May 4, 2018, the Ascent Senior Loan was paid off and is no longer outstanding.
(15)	On June 27, 2018, the New York Senior Loan was paid off and is no longer outstanding.
(16)	On December 21, 2018, we executed a loan modification for the Gramercy Homes Senior Loan extending the maturity date to January 1, 2020 and increasing the loan principal. On January 24, 2020, we executed a second loan modification extending the maturity date to July 1, 2020.
(17)	On January 23, 2019, the RKD 2111 Pacific Senior Loan was paid off and is no longer outstanding.
(18)	On May 16, 2019, the Pacer Hollywood Senior Loan was paid off and is no longer outstanding.
(19)	On June 18, 2019, the HLC-LP Oakwood Senior Loan was paid off and is no longer outstanding.
(20)	On October 7, 2019, the Clermont Senior Loan was paid off and is no longer outstanding.
(21)	On May 19, 2020, the Gramercy Homes Senior Loan was paid off and is no longer outstanding.
(22)	On September 18, 2020, the Huron River Senior Loan was paid off and is no longer outstanding.
(23)	On November 6, 2020, the Kenmore J.C. Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)		Overview (Form 1-U)
Ace Hotel Controlled Subsidiary*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%		Initial	Update
Woodlands Preferred Equity(11)	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/01/2022	$2,000,000	76.4%	--		Initial	Update
RPQ Preferred Equity*(15)	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	--	--		Initial	Update 1 Update 2
Fairmount Controlled Subsidiary(7)	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	--	82.0	%(6)	Initial	Update
JOSS Preferred Equity*(8)	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0%	82.0%		Initial	N/A
Grove Controlled Subsidiary	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	--		Initial	N/A
Vukota Stratus Controlled Subsidiary(13)	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	--		Initial	Update
Elysium 14 Controlled Subsidiary(9)(10)	Washington, DC	Multifamily	05/10/2016	10.9%	09/10/2018	$6,475,000	--	89.0%		Initial	Update 1 Update 2
Brandywine Controlled Subsidiary(17)	Wilmington, DE	Multifamily	09/11/2017	11.0%	09/10/2025	$4,000,000	--	77.9%		Initial	Update
Waypoint Sarasota Controlled Subsidiary(20)	Sarasota, FL	Multifamily	10/11/2017	11.0%	04/11/2021	$4,600,000	59.1%	69.4%		Initial	Update
JF Bonneville Controlled Subsidiary*(14)	Salt Lake City, UT	Multifamily	10/19/2017	14.0%	07/02/2018	$2,517,500	65.3%	--		Initial	Update
JVM Aventine Controlled Subsidiary(18)	Aurora, IL	Multifamily	10/30/2017	10.0%	04/01/2023	$8,000,000	80.3%	--		Initial	Update
Vukota Bluffs Controlled Subsidiary*(12)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	09/10/2025	$931,960	85.0%	--		Initial	Update
Vukota Woodmen Controlled Subsidiary*	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--		Initial	N/A
Breckenridge Aspen Heights Controlled Subsidiary	Springfield, MO	Multifamily	12/11/2017	11.0%	01/01/2026	$4,500,000	70.6%	--		Initial	N/A
705 Edgewood Controlled Subsidiary*(19)	Washington, DC	Retail	01/08/2018	13.0%	05/26/2020	$2,666,200	59.5%	--		Initial	Update
RSE Coastal Village Controlled Subsidiary	Fort Myers, FL	Multifamily	06/29/2018	10.5%	07/10/2023	$6,820,000	83.5%	--		Initial	N/A
RSE-Aura Controlled Subsidiary(16)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,421,545	95.0%	--		Initial	Update
Harbour Island Tampa Controlled Subsidiary	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$26,775,000	85.0%	--		Initial	N/A

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On January 19, 2017, the Fairmount Controlled Subsidiary redeemed our equity in full.
(8)	On August 31, 2017, the JOSS Preferred Equity redeemed our equity in full.
(9)	On January 12, 2018, we increased our total commitment in the Elysium 14 Investment from $4,475,000 to $6,475,000, and revised the New Elysium Operative Agreement to reduce the annual return from 12.5% to 10.9%, and extended the redemption date to September 10, 2018.
(10)	On July 2, 2018, the New Elysium 14 Investment was redeemed in full.
(11)	On July 5, 2018, Woodlands paid off the $2,000,000 investment.
(12)	On August 22, 2018, Vukota Bluffs Investment was paid off in full.
(13)	On August 31, 2018, the Vukota Stratus Controlled Subsidiary Investment was paid off in full.
(14)	On September 21, 2018, JF Bonneville Controlled Subsidiary Investment was paid off in full.
(15)	On November 5, 2018, RPQ Preferred Equity repaid $1,900,000 of the original investment. On March 29, 2019, the remaining equity in our RPQ Preferred Equity investment was redeemed.
(16)	On February 27, 2019, the RSE- Aura Controlled Subsidiary was paid off in full.
(17)	On April 30, 2019, the Brandywine Controlled Subsidiary redeemed our equity in full.
(18)	On June 17, 2020, the JVM Aventine Controlled Subsidiary redeemed our investment in full.
(19)	On June 25, 2020 the 705 Edgewood Controlled Subsidiary redeemed our investment in full.
(20)	On November 20, 2020 the Waypoint Sarasota Controlled Subsidiary redeemed our investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Siena Controlled Subsidiary	Plantation, FL	Multifamily	12/10/2018	$6,000,000	Initial	N/A
NP 85, LLC (2)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update
NP 84, LLC (3)	Mansfield, TX	Multifamily	04/01/2019	$5,747,500	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was fully distributed.
(3)	On June 20, 2019, the NP 84 investment was fully distributed.

Other Real Estate Related Investments	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	Overview (Form 1-U)
Pryde Project Dependent Note* (4)	Seattle, WA	Multifamily	1/7/2016	14.0%	7/29/2018	$1,000,000	Initial	Update 1

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	On June 22, 2017, the National Commercial Real Estate Trust paid off the note in full.

As of December 31, 2020, the Company's investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2020, we had deployed approximately $94.6 million for fourteen investments and had approximately $47.8 million in cash and cash equivalents. In addition to our investments of approximately $94.6 million, we had future funding commitments up to an additional $4.7 million related to our investments. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2020, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding Company level debt of approximately $0 and $211,000 as of April 21, 2021 and December 31, 2020, respectively. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

According to the IMF, the COVID-19 global pandemic was the worst economic crisis since the Great Depression. The Vanguard Real Estate Index was down -9.05% at the end of Q3 and -4.72% for the year 2020. Despite these adverse circumstances, the Company achieved a net return in 2020 of 7.34%. The positive performance represents a validation of the Company’s investment strategies, sound underwriting, and active asset management.

We are encouraged by the stability of our real estate loan performance in the face of such headwinds. The Company outperformed its peers as a result of its focus on residential property and senior and structured lending. Approximately 95% of the Company’s investments were and continue to be in rental property and residential development. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in both a downturn and an upswing. Second, the Company’s real estate portfolio is only invested in senior loans and preferred equity structured in a mezzanine position (i.e., senior to the common equity), typically with more than 15% to 20% equity junior to our investment. Our belief is a portfolio of residential loans and preferred equity investments is likely to be more stable than most other assets, as was demonstrated by our performance in 2020.

The US economy is rapidly recovering from the downturn with most major indicators showing strong signs of growth, including new job gains, consumer spending, consumer confidence, and investor sentiment:

"With the vaccine rollout in full swing, and now with a third supplier in the mix, job growth and economic recovery are expected to strengthen. LaborIQ® forecasts a strong rebound that will set off a tidal wave of hiring during the second half of the year, especially for sectors within Leisure and Hospitality, which we're already seeing as consumers return to pre-pandemic behaviors and resume spending," said Jay Denton, Chief Analyst and SVP of Business Intelligence for ThinkWhy, on March 5, 2021.

The economic tailwinds are likely broadly to drive up asset pricing and lending velocity. On the other hand, economic vibrancy generally raises interest rates, tightens spreads, and increases loan paybacks, which will create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following tables summarize the real estate investments acquired by or repaid to the Company since December 31, 2020 (through April 21, 2021):

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Creekside Senior Loan	San Juan Capistrano, CA	Land	02/26/2021	9.50%	05/26/2021	$33,500,000	84.0%	87.0%	Initial

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Harbour Island Tampa Controlled Subsidiary(6)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$26,775,000	85.0%	--	Initial	Update
Vukota Woodmen Controlled Subsidiary*(7)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(6)	On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed our investment in full.
(7)	On March 2, 2021, the Vukota Woodmen Controlled Subsidiary redeemed our investment in full.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Hold Period	Overview (Form 1-U)
CCI Controlled Subsidiary	Dade City, FL	Land	03/29/2021	$6,195,000	$6,381,000	5 years	Initial
VF1 Controlled Subsidiary	Conyers, GA	Land	04/13/2021	$3,554,000	$6,808,000	8 years	Initial

Other

Event	Date	Description
Share Purchase Price Update	01/01/2021	Beginning on January 1, 2021 the per share purchase price of our common shares was updated to $10.03 due to a quarterly change in NAV. More information can be found here.
January 2021 Contribution to National Lending	01/15/2021	On January 15, 2021, the Company made an additional contribution of $728,000 to National Lending, bringing its total contributions to approximately $7.2 million.
Declaration of February 2021 Distributions	01/28/2021	On January 28, 2021, our Manager declared a daily distribution of $0.0011643836 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2021 and ending on February 28, 2021. More information can be found here.
Declaration of March 2021 Distributions	02/25/2021	On February 25, 2021, our Manager declared a daily distribution of $0.0016438356 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. More information can be found here.
Declaration of April 2021 Distributions	03/30/2021	On March 30, 2021, our Manager declared a daily distribution of $0.0010958904 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. More information can be found here.
Share Purchase Price Update	04/01/2021	Beginning on April 1, 2021 the per share purchase price of our common shares was updated to $10.04 due to a quarterly change in NAV. More information can be found here.
Status of our Offering	04/21/2021	As of April 21, 2021, we had raised total gross offering proceeds of approximately $184.6 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.0 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 18,450,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	44	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	35	Chief Operating Officer
Bjorn J. Hall	40	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of the date of this Annual Report, Mr. Miller is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 7, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2021 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1) (2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,216	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	337	*
All directors and executive officers of our Manager as a group (3 persons)	1,658	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

Fundrise Real Estate Investment Trust, LLC

Independent Auditor's Report

Members

Fundrise Real Estate Investment Trust, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 21, 2021

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2020	As of December 31, 2019
ASSETS
Cash and cash equivalents	$47,820	$4,162
Interest receivable	271	819
Other assets	15	12
Deposits	7,708	-
Accrued interest, PIK, net	923	1,682
Real estate debt investments, net	81,020	121,780
Investments in equity method investees	11,810	8,780
Total Assets	$149,567	$137,235

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$88	$105
Due to related party	305	263
Note payable - related party	211	7,047
Settling subscriptions	419	294
Redemptions payable	3,219	675
Distributions payable	2,993	3,622
Other liabilities	9	25
Deferred interest income	713	2,207
Total Liabilities	7,957	14,238

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 17,018,475 and 13,830,932 shares issued and 14,354,743 and 12,502,201 shares outstanding as of December 31, 2020 and 2019, respectively	168,980	137,156
Redemptions - common shares	(25,817)	(12,791)
Retained Earnings (Accumulated deficit)	(1,553)	(1,368)
Total Members’ Equity	141,610	122,997
Total Liabilities and Members’ Equity	$149,567	$137,235

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue
Interest revenue	$11,521	$8,955
Other revenue	548	400
Total revenue	12,069	9,355

Expenses
Asset management and other fees – related party	1,144	894
General and administrative expenses	265	255
Credit losses	1,437	54
Total expenses	2,846	1,203

Other (expense) income
Equity in earnings (losses)	77	166
Interest expense – related party	(124)	(47)
Total other (expense) income	(47)	119

Net income (loss)	$9,176	$8,271

Net income (loss) per common share	$0.68	$0.75
Weighted average number of common shares outstanding, basic and diluted	13,483,059	10,993,853

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	9,201,113	$91,225	$(719)	$90,506
Proceeds from issuance of common shares	3,948,245	39,482	-	39,482
Amortization of deferred offering costs	-	(79)	-	(79)
Distributions declared on common shares	-	-	(8,920)	(8,920)
Redemptions of common shares	(647,157)	(6,263)	-	(6,263)
Net income (loss)	-	-	8,271	8,271
December 31, 2019	12,502,201	124,365	(1,368)	122,997
Proceeds from issuance of common shares	3,187,543	31,965	-	31,965
Amortization of deferred offering costs	-	(141)	-	(141)
Distributions declared on common shares	-	-	(9,361)	(9,361)
Redemptions of common shares	(1,335,001)	(13,026)	-	(13,026)
Net income (loss)	-	-	9,176	9,176
December 31, 2020	14,354,743	$143,163	$(1,553)	$141,610

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
OPERATING ACTIVITIES:
Net income (loss)	$9,176	$8,271
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Credit losses	1,437	54
Equity in (earnings) losses	(77)	(166)
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	548	(201)
Net (increase) decrease in accrued interest, PIK	452	(470)
Net (increase) decrease in other assets	(3)	(3)
Net increase (decrease) in accounts payable and accrued expenses	(22)	6
Net increase (decrease) in other liabilities	(16)	(14)
Net increase (decrease) in deferred interest revenue holdback	(1,494)	1,037
Net increase (decrease) in due to related party	(4)	114
Net cash provided by (used in) operating activities	9,997	8,628
INVESTING ACTIVITIES:
Investment in real estate debt investments	(4,311)	(65,049)
Repayment of real estate debt investments	43,941	24,836
Investment in equity method investees	(3,142)	(9,076)
Repayment of equity method investees	-	8,333
Distributions received from equity method investees	189	600
Release (issuance) of deposits	(7,708)	-
Net cash provided by (used in) investing activities	28,969	(40,356)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	31,470	38,544
Proceeds from note payable - related party	210	7,000
Repayment of note payable	(7,000)	-
Redemptions	(10,482)	(5,997)
Proceeds from settling subscriptions	419	294
Distributions paid	(9,789)	(7,028)
Offering costs paid	(136)	(48)
Net cash provided by (used in) financing activities	4,692	32,765

Net increase (decrease) in cash and cash equivalents	43,658	1,037
Cash and cash equivalents, beginning of year	4,162	3,125
Cash and cash equivalents, end of year	$47,820	$4,162

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$201	$793
Amortization of deferred offering costs	$141	$79
Transfer from interest reserve to construction reserve	$-	$253
Settlement of settling subscriptions	$294	$145
Accrued interest contractually converted to principal	$221	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party	$161	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements

For the Years Ended December 31, 2020 and 2019

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the years ended December 31, 2020 and 2019. We hold substantially all of our assets directly, and as of December 31, 2020 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $18.8 million of shares on December 8, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2020 and 2019, after redemptions, the Company had net common shares outstanding of approximately 14,355,000 and 12,502,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2020 and 2019, the Sponsor owned 600 common shares. In addition, as of December 31, 2020 and 2019, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 119,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $1.2 million. As of December 31, 2020 and 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $144.5 million and $125.5 million, respectively, and the total amount of settling subscriptions was approximately $419,000 and $294,000, respectively. These amounts were based on a $10.05 and $10.00 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs, the Fundrise eFund, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. As of December 31, 2020 and 2019, approximately $201,000 and $793,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2020 and 2019.

Deferred Interest Reserve

When a real estate debt investment is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback funds by classifying them as an deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that are similar in structure to ours. As the Company was the first of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering would be substantially higher than those of future similar programs. Accordingly, the Manager agreed to allocate legal fees incurred in establishing the first such programs (including us) that exceed the estimated legal fees of approximately $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other programs have been required to reimburse the Manager for up to approximately $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to these similar programs was the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A.

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of December 31, 2020 and 2019, the Company had reimbursed the Manager a cumulative amount of approximately $1,006,000.

During the years ended December 31, 2020 and 2019, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2020 and 2019, approximately $1.3 million and $1.2 million, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

During the years ended December 31, 2020 and 2019, the Company directly incurred offering costs of approximately $141,000 and $79,000 respectively. Of these amounts, approximately $5,000 and $23,000 were payable as of December 31, 2020 and 2019, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2020 and 2019.

Real Estate Deposits

During the closing on a real estate debt investment, we may place a cash deposit on the investment being acquired or fund amounts into escrow. These deposits are placed before the closing process of the investment is complete. If subsequent to placing the deposit, we acquire the investment, the deposit placed will be credited to the investment’s price. If subsequent to placing the deposit, we do not acquire the investment, the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. For the years ended December 31, 2020 and 2019, we recognized approximately $1.4 million and $54,000 of credit losses, respectively. See Note 4, Real Estate Debt Investments, net for further detail.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we generally do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2020 and 2019. No gross deferred tax assets or liabilities have been recorded as of December 31, 2020 and 2019.

The tax period for the taxable year ending December 31, 2017 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	$8,780	$8,471
New investments in equity method investees	3,142	9,076
Distributions received	(189)	(8,933)
Equity in earnings (losses) of equity method investees	77	166
Ending balance	$11,810	$8,780

As of December 31, 2020 and 2019, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 22.8% non-controlling member interest in Siena JV LP, whose activities are carried out through the following wholly-owned asset: Siena Apartments, a multifamily complex in Plantation, FL.
(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interest. See Note 7, Related Party Arrangements for further information regarding National Lending.

As of and for the year ending December 31, 2020, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC,
Condensed balance sheet information:	As of December 31, 2020	As of December 31, 2020
Real estate assets, net	$63,212	$-
Other assets	1,503	52,950
Total assets	$64,715	$52,950

Mortgage notes payable	$41,073	$-
Other liabilities	377	-
Equity	23,265	52,950
Total liabilities and equity	$64,715	$52,950
Company’s equity investment, net	$5,221	$6,589

	Siena JV LP	National Lending, LLC,
Condensed income statement information:	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020
Total revenue	$5,842	$629
Total expenses	5,858	35
Net income (loss)	$(16)	$594
Company’s equity in earnings (losses) of investee	$(4)	$81

As of and for the year ended December 31, 2019, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC,	NP 85, LLC	NP 84, LLC
Condensed balance sheet information:	As of December 31, 2019	As of December 31, 2019	As of December 31, 2019	As of December 31, 2019
Real estate assets, net	$63,816	$-	$-	$-
Other assets	1,173	19,313	-	-
Total assets	$64,989	$19,313	$-	$-

Mortgage notes payable	$40,567	$-	$-	$-
Other liabilities	311	-	-	-
Equity	24,111	19,313	-	-
Total liabilities and equity	$64,989	$19,313	$-	$-
Company’s equity investment, net	$5,414	$3,366	$-	$-

	Siena JV LP	National Lending, LLC,		NP 84 LLC
Condensed income statement information:	For the Year Ended December 31, 2019	For the Period July 15, 2019 (Inception) to December 31, 2019	NP 85, LLC For the Period January 1, 2019 to February 27, 2019 (Distribution)	For the Period April 1, 2019 (Inception) to June 20, 2019 (Distribution)
Total revenue	$5,557	$242	$270	$871
Total expenses	5,580	27	-	-
Net income (loss)	$(23)	$215	$270	$871
Company’s equity in earnings (losses) of investee	$(5)	$38	$24	$109

4.	Real Estate Debt Investments, Net

As of December 31, 2020 and 2019, two and one, respectively, of our real estate debt investments were considered impaired. The following table describes our real estate investment activity (dollar amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	$121,780	$82,068
Investments(1)	4,532	64,548
Principal repayments(2)	(43,941)	(24,836)
Principal credit loss(3)	(1,351)	-
Ending balance	$81,020	$121,780

(1)	No new investments were added during the year ended December 31, 2020, but borrowers have drawn additional funds on existing real estate debt investments. Investments as of December 31, 2019 include two senior debt and one preferred equity investments added during the year ended December 31, 2019. As of December 31, 2020, the investment activity also includes approximately $221,000 of accrued interest that was contractually converted to principal in accordance with a loan modification for one of our real estate debt investments.
(2)	As of December 31, 2020, the principal repayments include full repayment from three senior debt investments and three preferred equity investments. The principal repayments as of December 31, 2020 also include partial repayments from one senior debt investment and one preferred equity investment. As of December 31, 2019, the principal repayments include full repayment from four senior debt investments and three preferred equity investments. As of December 31, 2020 and 2019, approximately $0 and $127,000, respectively, of principal has been amortized.
(3)	As of December 31, 2020, the principal balances for two real estate debt investments were considered impaired. See below for further details.

As of December 31, 2020 and 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

As of December 31, 2020, two of our real estate debt investments have incurred an event of default due to non-payment of principal and interest upon maturity. Both of these real estate debt investments are secured by the underlying properties and we are actively trying to recover our investments. During the year ended December 31, 2020, we received partial repayments totaling approximately $3.5 million in principal and accrued interest from one of the investments. As of December 31, 2020, the carrying value of these two real estate debt investments was approximately $4.5 million. Subsequent to December 31, 2020, we received additional partial repayments totaling approximately $1.3 million from one of the investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity. As of December 31, 2020 and 2019, approximately $140,000 and $54,000, respectively, of cumulative credit losses were included in “Accrued interest, PIK, net” on the balance sheets. As of December 31, 2020 and 2019, approximately $1.4 million and $0, respectively, of cumulative credit losses were included in “Real estate debt investments, net” on the balance sheets. The cumulative unpaid balance of the two impaired loans as of December 31, 2020 is approximately $5.8 million. The cumulative unpaid balance of the one impaired loan as of December 31, 2019 is approximately $2.3 million.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost (1)	Future Funding Commitments	Carrying Value
Senior debt	6	$43,722	$4,679	$42,638
Preferred equity	6	38,649	-	38,382
Balance as of December 31, 2020	12	$82,371	$4,679	$81,020

Accrued interest, PIK as of December 31, 2020	N/A	$1,063	$-	$923

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	9	$61,532	$10,523	$61,532
Preferred equity	9	60,248	-	60,248
Balance as of December 31, 2019	18	$121,780	$10,523	$121,780

Accrued interest, PIK as of December 31, 2019	N/A	$1,736	$-	$1,682

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	6	$43,722	$-	$-	$-
Preferred equity	6	2,229	11,670	24,750	-
Balance as of December 31, 2020	12	$45,951	$11,670	$24,750	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	9	$36,532	$25,000	$-	$-
Preferred equity	9	4,703	24,270	31,275	-
Balance as of December 31, 2019	18	$41,235	$49,270	$31,275	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2020 and 2019, two and one investments, respectively, were considered not to be performing and accordingly, the Company recorded a provision for cumulative credit losses of approximately $1.5 million and $54,000, respectively.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2020 and 2019 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0024657534	$911		01/29/2020	$911	04/09/2020
March 1, 2020 through March 31, 2020	0.0020547945	849		02/26/2020	849	04/09/2020
April 1, 2020 through April 30, 2020	0.0019178082	774		03/30/2020	774	07/09/2020
May 1, 2020 through May 31, 2020	0.0017808219	742		04/29/2020	742	07/09/2020
June 1, 2020 through June 30, 2020	0.0017808219	719		05/27/2020	719	07/09/2020
July 1, 2020 through July 31, 2020	0.0017808219	711		06/29/2020	711	10/08/2020
August 1, 2020 through August 31, 2020	0.0020547945	844		07/30/2020	844	10/08/2020
September 1, 2020 through October 1, 2020	0.0019178082	818		08/28/2020	818	10/08/2020
October 2, 2020 through October 31, 2020	0.0019178082	808		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 20	0.0017808219	762		10/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0017808219	800		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0013698630	623	(2)	12/29/2020	-	04/13/2021
Total		$9,361	(1)		$6,368

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date
February 1, 2019 through February 28, 2019	0.0021917808	$593		01/30/2019	$593	04/10/2019
March 1, 2019 through March 31, 2019	0.0021917808	665		02/28/2019	665	04/10/2019
April 1, 2019 through April 30, 2019	0.0021917808	670		03/28/2019	670	07/11/2019
May 1, 2019 through May 31, 2019	0.0019178082	639		04/30/2019	639	07/11/2019
June 1, 2019 through June 30, 2019	0.0020547945	680		05/30/2019	680	07/11/2019
July 1, 2019 through July 31, 2019	0.0020547945	714		06/28/2019	714	10/09/2019
August 1, 2019 through August 31, 2019	0.0016438356	583		07/30/2019	583	10/09/2019
September 1, 2019 through October 1, 2019	0.0021232877	743		08/29/2019	743	10/09/2019
October 2, 2019 through October 31, 2019	0.0020547945	735		10/01/2019	-	01/13/2020
November 1, 2019 through November 30, 2019	0.0024657534	913		10/31/2019	-	01/13/2020
December 1, 2019 through December 31, 2019	0.0026027397	1,006		11/26/2019	-	01/13/2020
January 1, 2020 through January 31, 2020	0.0024657534	954	(3)	12/23/2019	-	04/09/2020
Total		$8,895	(1)		$5,287

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2020 and 2019, total distributions declared to related parties were approximately $87,000 and $94,000, respectively.
(2)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements, and is scheduled to be paid within three weeks after the end of March 2021.
(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 financial statements. This amount was subsequently determined to be approximately $963,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2020 and 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of December 31, 2020 and 2019, the aggregate carrying value of our real estate debt investments, inclusive of PIK interest, was approximately $81.9 million and $123.5 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 9% to 13%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2020 and 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2020 and 2019, the Manager incurred approximately $17,000 and $58,000 of such costs on our behalf, respectively. Of these amounts, approximately $1,000 and $10,000 were due and payable as of December 31, 2020 and 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the years ended December 31, 2020 and 2019, we incurred asset management fees of approximately $1.1 million and $894,000, respectively. As of December 31, 2020 and 2019, approximately $302,000 and $250,000, respectively, of asset management fees remained payable to the Manager.

The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2020 and 2019, the Manager designated two and one assets, respectively, as non-performing but the Company has not incurred any special servicing expenses related to these assets.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2020 and 2019, the Company purchased zero and three investments, respectively, that were owned by Fundrise Lending, LLC

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2020 and 2019, fees of approximately $10,000 and $13,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 119,900 shares, as of December 31, 2020 and 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2020 and 2019.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions and there were no principal draws, repayments or interest incurred for the years ended December 31, 2020 and 2019.

For the years ended December 31, 2020 and 2019, the Sponsor incurred approximately $24,000 and $13,000 of operational costs on our behalf, respectively. Of these amounts, approximately $2,000 and $3,000 were due and payable as of December 31, 2020 and 2019, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2020 and 2019, the Company has contributed approximately $6.5 million and $3.3 million for a 12.41% and 17.43% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. During the year ended December 31, 2019, the Company entered into one promissory note with National Lending in the amount of approximately $7.0 million with an interest rate of 4.50%. As of December 31, 2020, the Company repaid the outstanding principal and interest in full in the amount of approximately $7.2 million.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by the Independent Representative.

For the year ended December 31, 2020, the Company incurred interest expense of approximately $1,000 due to NCRET, all of which was outstanding at year end. For the year ended December 31, 2019, the Company did not enter into any promissory notes with NCRET.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates’. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 21, 2021, for potential recognition or disclosure.

New Investments

As of April 21, 2021, the Company has made three additional real estate investments in the amount of approximately $41.3 million.

Principal Repayments

As of April 21, 2021, the Company received full repayment for two real estate investments in the amount of approximately $21.3 million plus outstanding interest. In addition, the Company received partial repayment for one real estate investment in the amount of approximately $1.3 million.

Offering

As of April 21, 2021, we had raised total gross offering proceeds of approximately $184.6 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.0 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 18,450,000 of our common shares.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount.

NCRET Promissory Note Repayment

On February 23, 2021, the Company fully repaid the promissory note with NCRET in the amount of approximately $212,000, including approximately $2,000 of accrued interest.

Additional Contributions to National Lending, LLC

On January 15, 2021 the Company contributed an additional $728,000 to National Lending in accordance with the Subscription Agreement, for a total cumulative contribution of approximately $7.2 million, which is equivalent to approximately 11.68% ownership as of April 21, 2021.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on October 2, 2015)
2.2**	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company's 1-A POS filed on September 19, 2016)
4.1**	Form of Subscription Package (incorporated by reference to Appendix A of the Company's 1-A POS filed on March 17, 2021)
6.1**	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on October 2, 2015)
6.2**	Form of Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed on October 30, 2015)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on October 30, 2015)
11.1*	Consent of RSM US LLP

*	Filed herewith
**	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 21, 2021.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 21, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	April 21, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)